50 3/23/05

05039841

SECURITIE[S AND EXCHANGE COMMISSION]
W[ashington], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 2 2005 WASH. D.C.

SEC FILE NUMBER
8- 52753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F G MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 NEPTONE ROAD, A27,
(No. and Street)

POUGHKEEPSIE (City) NY (State) 12601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES KOHANSKI & CO. LLP.
(Name – *if individual, state last, first, middle name*)

3939 BIRNEY AVENUE (Address) MOOSIC (City) PA (State) 18507 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SANTOSH SHETTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG MARKETS, INC., as of DECEMBER 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

FINOP

Title

[Signature]

Notary Public

HOUSTON G. GRANVILLE
No. 01GR6094827
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 30, 2007

03/01/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FG MARKETS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

FG MARKETS, INC.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

JonesKohanski
Consultants | Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balance sheet of FG Markets, Inc. as of December 31, 2004 and 2003, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2004 and 2003, and the results of it's operations, changes in stockholder's equity, and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 11 through 15 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Kohanski & Co., LLP

February 18, 2005
Moosic, PA

JONES KOHANSKI & CO., LLP
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236

FG MARKETS, INC.

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 141,529	$ 186,808
Receivable from brokers or dealers	3,141	28,389
Deferred income taxes	81,344	68,083
Deposits	26,539	26,539
Total Current Assets	252,553	309,819
FURNITURE AND EQUIPMENT	4,853	2,866
	$ 257,406	$ 312,685
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,276	$ 2,956
STOCKHOLDER'S EQUITY:		
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000	560,000
Accumulated deficit	(304,870)	(250,271)
Total Stockholder's Equity	255,130	309,729
	$ 257,406	$ 312,685

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 34,230	$ 706,009
Interest income	286	479
Miscellaneous income	1,158	-
Trading income	719	-
Research fees	-	20,476
Total Revenues	36,393	726,964
COST OF REVENUES:		
Commissions expense	-	609,695
Clearing charges	2,377	1,706
Total Cost of Revenues	2,377	611,401
Gross Profit	34,016	115,563
OPERATING EXPENSES	107,998	109,347
INCOME (LOSS) FROM OPERATIONS	(73,982)	6,216
OTHER INCOME (EXPENSE):		
Gain on foreign exchange rate conversion	6,122	12,770
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(67,860)	18,986
PROVISION FOR INCOME TAXES (BENEFIT):		
Deferred	(13,261)	4,012
NET INCOME (LOSS)	(54,599)	14,974
ACCUMULATED DEFICIT:		
BEGINNING	(250,271)	(265,245)
ENDING	$ (304,870)	$ (250,271)

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - JANUARY 1, 2003	$ 560,000	$ -	$ (265,245)	$ 294,755
Net Income	-	-	14,974	14,974
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2003	560,000	-	(250,271)	309,729
Net Income (Loss)	-	-	(54,599)	(54,599)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2004	$ 560,000	$ -	$ (304,870)	$ 255,130

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (54,599)	$ 14,974
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	1,312	1,149
Deferred income taxes	(13,261)	4,012
Change in assets and liabilities:		
Receivable from brokers or dealers	25,248	(28,389)
Accounts payable	(680)	2,636
Net Cash Used By Operating Activities	(41,980)	(5,618)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(3,299)	(348)
Repayment of advances to affiliate	-	2,374
Net Cash Provided (Used) by Investing Activities	(3,299)	2,026
NET DECREASE IN CASH	(45,279)	(3,592)
CASH - BEGINNING	186,808	190,400
CASH - ENDING	$ 141,529	$ 186,808

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc., (formerly FG (USA), Inc.) is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company operates its business from leased facilities located in Poughkeepsie, NY.

Basis of Accounting

The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: DEVELOPMENT STAGE COMPANY

FG Markets was incorporated on March 2, 1999 in Delaware and was in the development stage through December 31, 2002. The deficit accumulated during the development stage was $265,245. Fiscal year 2003 was the first period which the Company was considered an operating company and was no longer in the development stage.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2004	2003
Furniture and fixtures	$ 4,367	$ 4,367
Office equipment	5,467	2,168
	9,834	6,535
Less: Accumulated depreciation	4,981	3,669
	$ 4,853	$ 2,866

NOTE 4: INCOME TAXES

Components of income tax provision are as follows:

	2004	2003
Deferred income tax expense (benefit)	$ (13,261)	$ 4,012

The net deferred tax asset in the accompanying balance sheet at December 31 includes the following components:

	2004	2003
Current deferred tax asset	$ 81,344	$ 68,083

NOTE 5: DEPOSITS

Deposits consisted of the following at December 31:

	2004	2003
Deposit with Pershing	$ 25,000	$ 25,000
Deposit on leased facility	1,539	1,539
	$ 26,539	$ 26,539

NOTE 6: LEASING ARRANGEMENTS

FG Markets, Inc. entered into an operating lease on December 28, 2004 to rent an office facility in New York, New York. The term of the lease is five years commencing on February 1, 2005 and ending January 31, 2010.

Minimum future lease payments under the above operating lease are as follows:

For the years ending December 31,	Amount
2005	$ 51,414
2006	$ 57,438
2007	$ 58,950
2008	$ 60,509
2009	$ 62,114
2010	$ 5,187

NOTE 7: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(V)(i)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2004, the Company had net capital of $165,792.

At December 31, 2003, the Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(iii)), which requires the maintenance of minimum net capital of $100,000. At December 31, 2003, the Company had net capital of $230,941.

NOTE 8: UNINSURED CASH BALANCE

FG Markets, Inc. maintains cash balances at a local financial institution located in Poughkeepsie, New York. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 and 2003, FG Markets uninsured cash balances were $-0- and $5,338, respectively.

FG MARKETS, INC.

OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING EXPENSES:		
Salaries and wages	$ 56,694	$ 59,508
Payroll taxes	5,304	5,708
Professional fees	11,532	8,513
Utilities	9,623	360
Rent	6,552	6,360
Telephone	5,086	7,275
Registration and membership	3,840	4,512
Travel	2,468	543
Vehicle expense	2,364	3,836
Office expense	1,481	6,384
Depreciation	1,312	1,149
Insurance	839	970
Taxes	537	1,949
Repairs and maintenance	181	222
Dues and subscriptions	139	992
Professional development	39	427
Miscellaneous expense	7	639
Total Operating Expenses	$ 107,998	$ 109,347

See accountants' report.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004 AND 2003

SCHEDULE I

FG MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total Stockholder's equity from the balance sheet		$ 255,130
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		255,130
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	4,853	
Other receivables	3,141	
Deferred income tax asset	81,344	
		(89,338)
Net capital before haircuts on securities positions		165,792
Haircuts on securities		-
Net Capital		$ 165,792
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(V)(i)		5,000
Excess Net Capital		$ 160,792

See auditors' report.

SCHEDULE I

FG MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total Stockholder's equity from the balance sheet		$ 309,729
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		309,729
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	4,908	
Other receivables	967	
Deferred income tax asset	68,083	
		(73,958)
Net capital before haircuts on securities positions		235,771
Haircuts on securities		4,830
Net Capital		$ 230,941
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(iii)		100,000
Excess Net Capital		$ 130,941

See auditors' report.

SCHEDULE II

FG MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE III

FG MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004 AND 2003

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE IV

FG MARKETS, INC.

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2004 AND 2003

	2004	2003
Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2004 and 2003	$ 157,855	$ 237,384
Audit adjustments (net)	7,937	(6,443)
Net Capital Per Schedule I	$ 165,792	$ 243,827

See auditors' report.